UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (SEPTEMBER 24, 2001)

                                DIVERSINET CORP.

         -----------------------------------------------------------------------
                              (Name of Registrant)

         2225 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5C2
         -----------------------------------------------------------------------
                    (Address of principal executive offices)

1.     Press  Release  -  Quarter  ended  July  31,  2001

2. Management's Discussion and Analysis of Financial Condition and Results of Operations - Quarter ended July 31, 2001


Indicate  by check mark whether the Registrant files or will file annual reports
under  cover  of    Form  20-F  or  Form  40-F

Form  20-F   X           Form  40-F
            ---                      ---

Indicate  by  check  mark  whether  the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
YES       NO  XXX
     ---      ---

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized


     DIVERSINET  CORP.  -  SEC  FILE  NO.0-23304
     -------------------------------------------
               (REGISTRANT)



DATE:  SEPTEMBER  24,  2001     BY:     ________________________________________
          RICHARD  PALMER,  VICE  PRESIDENT  &  CFO

                                   DIVERSINET

#  OF  SHARES  ISSUED  AND  OUTSTANDING
26,413,876

FOR IMMEDIATE RELEASE:

                           DIVERSINET CORP. ANNOUNCES
                        THIRD QUARTER FISCAL 2001 RESULTS

TORONTO,  CANADA  -  SEPTEMBER  20,  2001  - Diversinet Corp. (NASDAQ Small Cap:
DVNT), a leading provider of m-commerce security infrastructure solutions, today announced its third quarter fiscal 2001 results.

The Company recorded revenues of $247,000 in the three months ended July 31, 2001, compared to $864,000 in the same period in the prior year. The net loss for the three months ended July 31, 2001 was $4,980,000, or $(0.19) per share, compared to a net loss for the same quarter in fiscal 2000 of $4,445,000, or $(0.19) per share. The increased net loss in fiscal 2001 is attributable to reduced revenue compared to the same period in the prior year.

During the quarter, the Company continued facilitating the initial deployment of its security solution. The Company entered into a joint venture agreement with an Asian company to manage certain of the Company's key Asian operations. The Company will hold a 50% interest in the joint venture. During the quarter the Company recorded revenue of $200,000 from the sale of software and professional services provided to the joint venture. The terms of the joint venture will require each party to contribute $1,450,000 to the venture over the next twelve months. These funds will be used for the purchase of fixed assets and to fund initial operating costs of the joint venture. The Company intends to expend an additional $440,000 during its fiscal fourth quarter relating to initial deployment costs in the Asian region.

The information technology slowdown that resulted in a deferral of purchases by the Company's potential customers through the first two quarters of the fiscal year has continued through the Company's fiscal third quarter, resulting in reduced revenue compared to the same quarter in the prior year. In addition, the market for wireless security solutions has progressed faster in Asia and Europe than it has in North America. Accordingly, during September, the Company refocused its resources on the Asian and European markets. As part of this process, in September the Company completed certain cost reduction measures that will result in a $500,000 reduction of its monthly cash requirements for operations from the $1,200,000 experienced in the third quarter to approximately $700,000 per month commencing in October. Related severance costs in the amount of $730,000 will be expensed in the Company's fiscal fourth quarter.

The cost reductions were primarily achieved in the Company's North American sales, marketing and administrative functions. These difficult decisions and the resultant staff reduction will allow the Company to channel its resources towards projects that have the highest probability of deployment through such relationships as e-Scotia and the Hongkong Post. The Company wishes to thank its current and former employees for their contributions to the Company's progress.

For the nine months ended July 31, 2001, Diversinet reported revenue of $945,000 compared to revenue of $1,493,000 for the nine months ended July 31, 2000. The Company reported a net loss of $15,496,000, or $(0.59) per share, for the nine months ended July 31, 2001, compared to $11,232,000, or $(0.48) per share, for the same period last year.

The Company had $10,031,000 of cash on hand as of July 31, 2001. Cash consumed during the quarter amounted to $3,646,000. Cash requirements have declined each quarter through the fiscal year, from $5,385,702 in the first quarter, to $4,130,043 in the second quarter, to $3,646,000 in the third quarter of fiscal 2001. As a result of the cost reduction measures completed in September, operating cash requirements will decline commencing in October. Total cash requirements in the fourth quarter should approximate the amount consumed in the third quarter. Commencing in the first quarter of fiscal 2002, the Company expects cash requirements to decline by approximately 50% compared to the third quarter of fiscal 2001. Accordingly, as recurring revenues start to scale from the Company's future deployments, breakeven cashflows will be reached at an earlier point in time.

"The Company continues to move forward with its business plan achieving significant progress in both Canada and Asia, while taking steps to continue to reduce cash requirements," said Nagy Moustafa, President & CEO of Diversinet. "As planned, the Company has lowered its operating expenses and cash requirements over the past few quarters. Steps to substantially reduce future cash requirements have been completed in September and the Company is now positioned to focus on deployment opportunities with significant future potential."

The Company is in an early stage in an emerging market and its present revenues are predominantly from license sales and related Professional Services revenue. Accordingly, the Company's revenues can fluctuate widely from one period to the next, and results from one period may not be indicative of future prospects.

HIGHLIGHTS  FOR  Q3,  2001

During the third quarter of fiscal 2001, Diversinet made significant progress in developing a worldwide security infrastructure. In addition to entering into the joint venture, the Company entered into agreements with two prominent Certificate Authorities (CAs), Scotiabank's e-commerce subsidiary e-Scotia in North America, and through the joint venture, the Hongkong Post in Asia. These agreements are instrumental in the Company's infrastructure plan, as CAs are a fundamental aspect of PKI security.

e-Scotia, backed by the strength of one of North America's leading financial institutions, is a world-class provider of PKI-enabled security and trusted e-commerce security solution services. The Scotiabank agreement grants e-Scotia a worldwide license to integrate Diversinet's wireless security solutions into the e-Scotia infrastructure in order to provide end-to-end wireless security services for mobile commerce applications.

The Hongkong Post will operate mobile Certificate Authority services under the name of Hongkong Post Mobile e-Cert CA, utilizing Diversinet's wireless security products. The new government recognized Mobile e-Certs will enable subscribers to carry out secure mobile transactions with insurance protection. The security infrastructure is currently being piloted with a targeted production date of fall 2001.

Subsequent to the agreement with the Hongkong Post, Diversinet launched its new OneWPKI program centering around the new Diversinet-enabled Mobile e-Certs. The program is structured so that enterprises, mobile operators, and the Hongkong Post work together to develop a common, standardized wireless security and mobile commerce network in Hongkong.

During the third quarter of fiscal 2001, the Company also entered into agreements to have its security technology embedded into AU-System, RIM and SchlumbergerSema's next-generation products. These agreements will continue to expand the availability of Diversinet's leading wireless device coverage.

The Company continues to make progress towards the initial deployment of its wireless security infrastructure, with a formal service launch anticipated by the end of the Company's fourth quarter fiscal 2001.

                           CONSOLIDATED BALANCE SHEETS
                              [in Canadian dollars]

(Unaudited)


                                                JULY 31      October 31
                                                 2001           2000
                                                  $
------------------------------------------------------------------------
ASSETS
CURRENT
Cash and cash equivalents                      10,031,290    23,192,586
Accounts receivable                               242,639     1,657,748
Other receivables                                 130,741       154,644
Prepaid expenses                                  609,582       567,470
------------------------------------------------------------------------
TOTAL CURRENT ASSETS                           11,014,252    25,572,448
------------------------------------------------------------------------
Capital assets, net                             2,140,202     1,855,966
Purchased technology, net                         180,994       723,975
Deferred development costs, net                         -       618,726
------------------------------------------------------------------------
TOTAL ASSETS                                   13,335,448    28,771,115
------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable                                  714,320       420,140
Accrued liabilities                             3,136,932     3,421,380
Deferred revenue                                   28,040        83,336
------------------------------------------------------------------------
TOTAL LIABILITIES                               3,879,292     3,924,856
------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Share capital                                  53,992,992    53,887,264
Contributed surplus                                97,500        97,500
Deficit                                       (44,634,336)  (29,138,505)
------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                      9,456,156    24,846,259
------------------------------------------------------------------------
========================================================================

                                     DIVERSINET CORP.
                       CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                                  [in Canadian dollars]

Three and nine months ended July 31, 2001
(Unaudited)
                                 THREE MONTHS JULY 31          NINE MONTHS JULY 31
                                        2001           2000           2001           2000
                                           $              $              $             $
------------------------------------------------------------  ---------------------------

REVENUE                              246,841        864,375        944,764     1,493,157

EXPENSES
Research and development           1,554,576      1,747,656      5,588,045     3,746,982
Sales and marketing                1,928,914      1,991,636      6,584,447     4,078,833
General and administrative         1,547,158      1,084,632      3,369,156     3,194,842
Depreciation and amortization        319,065        582,926      1,569,540     1,990,743
------------------------------------------------------------  ---------------------------
                                   5,349,713      5,406,850     17,111,188    13,011,400
------------------------------------------------------------  ---------------------------
Loss before the following         (5,102,872)    (4,542,475)   (16,166,424)  (11,518,243)
Interest income, net                (122,990)       (97,614)      (670,593)     (286,190)
------------------------------------------------------------  ---------------------------
LOSS FOR THE PERIOD               (4,979,882)    (4,444,861)   (15,495,831)  (11,232,053)
------------------------------------------------------------  ---------------------------

LOSS PER SHARE                         (0.19)         (0.19)         (0.59)        (0.48)
------------------------------------------------------------  ---------------------------

WEIGHTED AVERAGE
COMMON SHARES OUTSTANDING         26,369,817     23,302,110     26,363,878    23,334,135
------------------------------------------------------------  ---------------------------

DEFICIT, BEGINNING OF PERIOD     (39,654,454)   (20,898,489)   (29,138,505)  (14,111,297)
Loss for the period               (4,979,882)    (4,444,861)   (15,495,831)  (11,232,053)
------------------------------------------------------------  ---------------------------
DEFICIT, END OF PERIOD           (44,634,336)   (25,343,350)   (44,634,336)  (25,343,350)
------------------------------------------------------------  ---------------------------

                              CONSOLIDATED STATEMENTS OF CASH FLOWS
                                      [in Canadian dollars]

Three and nine months ended July 31, 2001
(Unaudited)

                                                THREE MONTHS JULY 31          NINE MONTHS JULY 31
                                                                2001                         2001
                                                                   $                            $
-------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss for the period                          (4,979,882)  (4,444,861)  (15,495,831)  (11,232,053)
Add (deduct) items not requiring
an outlay of cash:
  Depreciation and amortization                 319,065      582,926     1,569,540     1,990,743
  Foreign exchange gain on debenture            (78,864)
  Interest on debenture                           4,833
  Changes in non-cash working capital
      items related to operations:
  Accounts receivable and other receivables     497,976     (226,008)    1,439,012      (560,495)
  Prepaid expenses                               60,238      (54,455)      (42,112)     (271,905)
  Accounts payable and accrued liabilities      479,543    1,228,358         9,732     1,423,891
  Deferred Revenue                              (24,563)      35,451       (55,296)       95,841
-------------------------------------------------------------------------------------------------
 CASH USED IN OPERATING ACTIVITIES           (3,647,623)  (2,878,589)  (12,574,955)   (8,628,009)
-------------------------------------------------------------------------------------------------


FINANCING ACTIVITIES
  Issue of common shares, common share
    purchase options and warrants for cash       61,935   20,962,591       105,728    26,839,891
-------------------------------------------------------------------------------------------------
  CASH PROVIDED BY FINANCING ACTIVITIES          61,935   20,962,591       105,728    26,839,891
-------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
  Additions to capital assets                   (59,863)    (854,669)     (692,069)   (1,225,142)
-------------------------------------------------------------------------------------------------
 CASH USED IN INVESTING ACTIVITIES              (59,863)    (854,669)     (692,069)   (1,225,142)
-------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS DURING THE PERIOD           (3,645,551)  17,229,333   (13,161,296)   16,986,740
CASH AND CASH EQUIVALENTS,
    BEGINNING OF THE  PERIOD                 13,676,841    7,160,819    23,192,586     7,403,412
=================================================================================================
CASH AND CASH EQUIVALENTS,
  END OF THE PERIOD                          10,031,290   24,390,152    10,031,290    24,390,152
=================================================================================================

INVESTOR  TELECONFERENCE  CALL

Diversinet's executive team will hold a conference call Friday, September 21, 2001 at 9:00 a.m. Eastern Time to discuss third quarter fiscal 2001 results. Investors should contact Sandra Lemaitre, Diversinet Corp., at 416-756-2324, ext.324 for the dial-in-number. Investors are encouraged to listen to the live call from the home page and investor relation's portion of the Company's Web site: http://www.diversinet.com. In order to hear this conference call on the
       -------------------------
website, your computer must be appropriately configured. The webcast will be available for 90 days.

ABOUT  DIVERSINET  CORP.
Diversinet is enabling mobile e-commerce (m-commerce) services with its wireless security infrastructure solutions. The Company has been confirmed by the Yankee Group (reference; The Yankee Group Report: Wireless/Mobile Technologies, Vol. 1, No. 7, September 2000, by Emily Williams and David Berndt), as having the leading product technology for the delivery of end-to-end wireless security infrastructure solutions to wireless device makers, ASPs and operators, application software developers and network infrastructure providers. For more information on Diversinet, visit the Company's web site at www.diversinet.com.
                                                             ------------------

                                       ###

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company's filings with the Securities and Exchange Commission.

FOR  DIVERSINET  INQUIRIES
Diversinet  Corp.
Sandra  Lemaitre
Tel:  (416)  756-2324,  ext.324
Email:  pr@dvnet.com

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - QUARTER ENDED JULY 31, 2001

Operating  Results
------------------

     Diversinet recorded revenue of $247,000 in the three months ended July 31, 2001 compared to $864,000 in the three months ended July 31, 2000. Revenue was $945,000 in the nine months ended July 31, 2001 compared to $1,493,000 in the nine months ended July 31, 2000. The Company's revenue is currently derived primarily from the sale of licenses for its software products and related professional services. License sale revenues are unpredictable in nature and past performance is not indicative of future revenue. Once deployments occur and recurring revenues commence, the company's revenue will be more predictable.

During the fiscal third quarter, the Company entered into an agreement with an Asian company to establish a joint venture, owned equally by the parties, for the purpose of conducting certain of the Company's Asian activities. During the quarter the Company recorded revenue of $200,000 from the sale of software and professional services provided to the joint venture.

The net loss for the three months ended July 31, 2001 was $4,980,000 compared to the three months ended July 31, 2000 of $4,445,000 primarily due to decreased revenue earned in this period. The net loss for the nine months ended July 31, 2001 was $15,496,000 as compared to the nine months ended July 31, 2000 of $11,232,000. The increased loss for the nine months is due to an expanded scope of operations in the current year as compared to the same period in the prior year.

     During September, the Company completed certain cost reduction measures that will result in a $500,000 reduction of its monthly cash requirements for operations from the $1,200,000 experienced in the third quarter to approximately $700,000 per month commencing in October. The $730,000 cost of these measures will be expensed in the Company's fiscal fourth quarter. The cost reductions were primarily achieved in the Company's North American sales, marketing and administrative functions.

     Research and development expenses decreased to $1,555,000 in the three months ended July 31, 2001 compared to $1,748,000 in the three months ended July 31, 2000, primarily attributable to a reduction in non-wage related costs such as travel and occupancy.

Sales and marketing expenses were $1,929,000 in the three months ended July 31, 2001 compared to $1,992,000 in the three months ended July 31, 2000. Sales and marketing expenses in the three months ended July 31, 2001 remained comparable to the same period in the prior year as savings from reduced costs in the Company's North American sales offices were offset by investment in expansion of the Company's London and Hong Kong offices in response to activities in their regions.

General and administrative expenses were $1,547,000 in the three months ended July 31, 2001 compared to $1,085,000 in the three months ended July 31, 2000. The company maintains its cash reserves in U.S. denominated interest-bearing deposits. Accordingly, the company records exchange gains or losses each quarter related to the change in exchange rates between Canada and the U.S. In the three months ended July 31, 2001 the company recorded a foreign exchange loss of $447,000 compared to a foreign exchange gain of $130,000 for the three months ended July 31, 2000. Absent the variance due to non-cash foreign exchange translation, general and administration costs declined during the period compared to the prior year. This is a result of on going cost control activities for the company.

Interest income increased slightly to $123,000 for the three months ended July 31, 2001 as compared to interest income of $98,000 for the comparable period in the prior year. Proceeds from the issuance of common shares were recorded late in July 2000, resulting in a higher quarter end cash balance compared to this year. Excluding this, average cash balances were higher in the current quarter compared to the same period in the prior year, resulting in higher interest income in the current period.

Depreciation and amortization expense in the three months ended July 31, 2001 decreased to $319,000 from $583,000 in the comparable period in 2000. The
Company's deferred development costs are now fully amortized resulting in reduced amortization expense.

Liquidity  and  Capital  Resources
----------------------------------

     Cash and cash equivalents as at July 31, 2001 were $10,031,000 compared to $24,390,000 as at July 31, 2000. The cash resources at July 31, 2000 reflect the receipt of proceeds from the issuance of common shares of the Company, during July of 2000. Excluding cash proceeds received from the issuance of common shares, the use of cash during the third quarter of fiscal 2001 declined marginally to $3,707,000, compared to $3,733,000 in the same period in the prior year. The use of cash in the third quarter declined for the second straight quarter, as the result of continued cost controls implemented by management. The terms of the joint venture entered into by the Company during the third quarter will require each party to contribute $1,450,000 to the venture over the next twelve months. These funds will be used for the purchase of fixed assets and to fund initial operating costs of the joint venture. The Company intends to expend an additional $440,000 during its fiscal fourth quarter relating to initial deployment costs in the Asian region.

Risks  and  Uncertainties
-------------------------

The ability of the Company to continue operations is dependent on the commercialization of its security infrastructure products and the Company's ability to obtain additional financing to fund future operations. Although the Company reduced its cash requirements during September, 2001with savings commencing in October, 2001, the Company will continue to experience losses for the foreseeable future and expects that it will need to raise additional financing within the next six months. In addition there are risks associated with the fact that the Company has limited experience in the wireless internet security software field and the Company is subject to the risks inherent in this business. The Company is dependent on the adoption of transaction-based applications over wireless networks as an accepted method of commerce. Our licensing revenues are dependent on our customers' acceptance and use of our software products and we expect our sales cycle to be lengthy. Due to the early stage in our marketplace, it is difficult to accurately forecast future revenues and there is a possibility that the Company may not achieve profitability in the foreseeable future.